First Liberty Power Corporation

August 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Luna Bloom
Maryse Mills-Apenteng

RE:                          First Liberty Power Corp.
Preliminary Information Statement on Schedule 14C
Filed July 14, 2014
File No. 000-52928

Dear Mr. Griswold,

Further to your letter of July 23, 2014 in regard to the above noted Company filing, we respond as follows:

Amendment to the Company’s Articles of Incorporation, page 5

Comment:

1.
We note your disclosure that you are increasing the number of authorized shares, in part, so that you may meet reserve obligations to certain investors and issue approximately 5,000,000 shares purchased by, but not yet issued to, members of management. We further note statements by you in recent press releases dated July 21 and July 23, 2014 regarding, respectively, an agreement to acquire the controlling interest of several LLC companies in an all-stock transaction, and Group8 Mining Innovations’ commitment to acquire $200,000 worth of restricted common stock. Please revise your information statement to provide complete disclosure, and financial information as applicable, as required by Item 11 of Schedule 14A regarding your plans to issue any of the newly available shares of common stock.

Response:

Necessary disclosures have been provided in our Amendment #1 in respect of the July 21 and July 23 press releases, pertaining to the acquisition of certain LLC companies, and the Group8 Mining Innovations finance respectively.

Comment:

2.
To facilitate investor understanding, please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, and the number of shares in those same categories after giving effect to the transactions you describe.

Response:

In our Amendment #1 to the Preliminary 14-C, we have provided such a table to provide further clarity as to the impact of the identified potential future share issuances.

Security Ownership of Certain Beneficial Owners and Management, page 6

Comment:

3.
Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.” In this regard, we note that you have not disclosed the beneficial ownership of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

Response:

In our Amendment #1 to the Preliminary 14-C, we have specifically noted Group8 Mining Innovations ownership of the 5,000,000 preferred shares, and have provided further clarification as to the natural persons having or sharing voting / investment power over the noted entities.

Furthermore, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do remain available should anything further be required in this matter.

Sincerely,

/s/ Don Nicholson

Don Nicholson
Chief Executive Officer